March 17, 2008	TSX: QC AMEX/AIM: QCC

QUEST REPORTS ITS FINANCIAL RESULTS FOR 2007

AND ANNOUNCES 2008 DIVIDEND POLICY

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”) today reported its financial results for the year ended December 31, 2007 and announced its 2008 dividend policy.

2007 FINANCIAL HIGHLIGHTS

•
Total loans arranged in 2007 amounted to $328.0 million, of which the Company funded $250.1 million, as compared to $279.2 million arranged in 2006, of which the Company funded $255.4 million.  Total loans arranged in 2007 increased $48.8 million or 17% over the previous year;

•	Interest and related fee revenue from the Company’s loan portfolio increased $9.5 million to $42.1 million in 2007, a 29% increase over 2006;

•	The Company realized no loan losses in 2007;

•
Earnings before income taxes remained relatively consistent at $36.0 million in 2007 as compared to $37.0 million in 2006, despite Quest experiencing approximately $2.0 million of expenses in 2007 which may be considered non-recurring; and

•	Net earnings decreased $20.0 million or 46% to $23.7 million in 2007 from $43.7 million in 2006, primarily as a result of accounting for taxes, a largely non-cash item.

As a mortgage investment corporation (“MIC”), Quest will be subject to special Canadian tax treatment. The dividends it pays to shareholders reduce its taxable income and, if sufficient dividends are paid, the Company will not pay any Canadian taxes.

A. Murray Sinclair, Quest’s Co-Chair, commented:

We are particularly pleased with our ability to have transformed the Company into a MIC by its 2007 year-end.  This provides our shareholders with clarity with respect to our goals - to become (i) Canada’s largest MIC in terms of the amount of loans generated and (ii) the country’s most profitable publicly traded MIC.  Quest performed well in 2007 despite both the volatile credit market and the transition to a MIC being quite costly.  One time charges related to the MIC conversion and other regulatory items amounted to approximately $2.0 million in 2007.

Quest’s dividend policy for 2008 is outlined in detail in our MD&A.  The Company’s dividend policy going forward will be to pay sufficient dividends to shareholders to reduce Quest’s taxable income to a negligible amount, after first deducting any non-capital losses or other deductions carried forward from 2007.  This should translate into a significant yield increase for our shareholders in 2008 and beyond.

Another positive message is the increase in depth of financial services experience in our management team, led by Stephen Coffey, our recently appointed President and new Chief Executive Officer, effective today’s date.

Mr. Stephen Coffey, Quest’s President & CEO, commented:

Our objectives for 2008 are clear.  As well as increasing shareholder dividend yield, we will focus on safe, profitable growth in Quest’s mortgage portfolio without shareholder dilution. Our increased bank lines should give us the leverage for this growth in 2008 without the need for additional capital.

We are very optimistic about the Company’s opportunities. Despite the malaise in the credit markets, it is a great time for Quest Capital Corp.

Quest also reports herein that the Company’s CFO, Narinder Nagra will be leaving Quest to pursue other opportunities.  Mr. Nagra has been a valuable member of the management team and we wish him success in his future endeavours.  Mr. Jim Grosdanis, CA will be appointed our new CFO effective after the certification of our 2008 first quarter results.  With his previous employer, Mr. Grosdanis was involved in the successful application for a Schedule I Bank licence.

About Quest

Quest’s expertise is in providing financing for the real estate sector with emphasis on residentially oriented mortgages primarily in Western Canada.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Co-Chairman (P): (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Ryan Gaffney or Robert Finlay: 011.44.20.7050.6500
Stephen Coffey, President & CEO (P): (416) 367-8383 (F): (416) 367-4624

Forward Looking Statements

This press release includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Link to Financial Statements for the year ended December 31, 2007
Link to Management Discussion and Analysis for the year ended December 31, 2007

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941
Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624
Calgary:  200 Barclay Parade Southwest, Suite 227, Calgary, AL T2P 4R5  • Tel: 403 264-9672 • Fax: 403 269-3614